Exhibit 99.1

SXC HEALTH SOLUTIONS ANNOUNCES RECORD THIRD QUARTER REVENUE
- Fortune 500 customer wins drive another quarter of strong financial results -
- CEO Gordon S. Glenn appointed Chairman of the Board and Kevin Brown resigns from Board of Directors -

LOMBARD, Illinois, November 2, 2006, SXC Health Solutions, Inc. (“SXC” or the “Company”) (NASDAQ: SXCI, TSX: SXC), announces its financial results for the three- and nine-month periods ended September 30, 2006. Financial references are in U.S. dollars unless otherwise indicated.

Highlights for Q3:
•	Revenue increased 43% to $21.0 million from $14.7 million for Q3 2005
•	Transaction processing revenue, which is the primary driver of recurring revenue, increased 93% to $10.4 million from $5.4 million
•	Revenue from recurring sources increased 63% to $14.3 million from $8.8 million
•	Adjusted earnings before interest, taxes, depreciation and amortization (Adjusted EBITDA) increased 62% to $6.0 million, or 29% of revenue, from $3.7 million, or 25% of revenue[1]
•	Net income was $2.5 million, up from $2.2 million for Q3 2005
•	Book of Business increased to $175 million at September 30, 2006, up from $160 million at June 30, 2006
•	Appointed Mark Thierer as President and Chief Operating Officer, and
•	Added two large, blue-chip transaction processing customers - Omnicare and Kroger Foods.

“Our transaction processing business continues to be the engine of growth for SXC and the key driver of the increase in our recurring revenue,” said Gordon S. Glenn, Chairman and CEO of SXC. “With Omnicare and other customers’ growth, we added a significant volume of transactions to this part of our business, elevated the profile of our pharmacy benefit administrative services brand, informedRx, and demonstrated to the market our ability to work on large and complex initiatives with Fortune 500 customers.”

Mr. Glenn continued: “At the management level we deepened our bench strength by adding the talents and experience of Mark Thierer, and created the role of President and COO for him. Mark is an industry veteran who will help increase industry awareness of our products, develop new customer and partner relationships and entrench operational excellence in every area of the organization.”

Q3 Financial Review
Revenue for the three-month period ended September 30, 2006 was $21.0 million, up 43% compared to $14.7 million for the same period last year. Revenue of a recurring nature was $14.3 million during this period, up 63% compared to $8.8 million for the third quarter of 2005. Transaction processing revenue was $10.4 million for the quarter, up 93% compared to $5.4 million for the same period last year.

Revenue from non-recurring sources was $6.8 million for the third quarter compared to $6.0 million for the same period of 2005, a 13% increase. Systems sales revenue (which includes both software and hardware license revenue) was $2.7 million for Q3 compared to $2.3 million for the prior year period, a 17% increase. Professional service revenue was $4.1 million compared to $3.7 million for the prior year period, an 11% increase.

Gross profit margin for the third quarter was 61%, compared with 65% for the same period last year. Gross profit margin was consistent with management’s target of approximately 60%. Gross profit margin declined primarily due to a lower percentage of sales coming from software system sales.

Product development expenses were $2.3 million, or 11% of revenue, compared to $2.3 million, or 16% of revenue, for the same period last year. Product development expenses decreased as a percentage of revenue due primarily to personnel resources being temporarily allocated to professional services projects in Q3 2006.

Selling, general and administrative (SG&A) expenses were $4.5 million, or 21% of revenue, compared with $3.5 million, or 24% of revenue, for the same period last year. On an absolute dollar basis, SG&A expenses rose primarily due to additions to headcount, higher commission expense related to the increase in revenue and costs for Sarbanes Oxley initiatives.

Third quarter adjusted EBITDA1 was $6.0 million, or 29% of revenue, compared to $3.7 million, or 25% of revenue, for the same period last year. Higher adjusted EBITDA primarily reflects the significant increase in revenue and in particular, higher margin transaction processing revenue, partially offset by an increase in SG&A expenses.

Net income for the third quarter was $2.5 million, or $0.12 per fully-diluted share, compared with $2.2 million, or $0.14 per fully-diluted share, for the third quarter last year. Third quarter net income before tax was $4.2 million compared to $2.2 million for the third quarter of 2005. Income before tax included expenses totalling $1.0 million related to the repayment of the outstanding line of credit and term loan in July 2006. This $1.0 million charge consisted of $0.2 million in cash consideration paid for prepayment penalties and accrued interest, and $0.8 million in the write-off of unamortized deferred charges and non-cash interest expense. SXC incurred income tax expense of $1.7 million during the third quarter, an effective tax rate of 39%, compared to income tax expense of $30,500 for the same quarter last year.

Corporate Development
Subsequent to quarter-end, Mr. Gordon S. Glenn, director and CEO of SXC, was appointed to the position of Chairman of the Board. Mr. Glenn, who has been a senior executive with SXC since 1998, replaces Mr. Michael Callaghan, who has served as Board Chairman since 1997. Mr. Callaghan will continue to serve as a member of the Board of Directors.

“On behalf of the Board of Directors, I’d like to thank Michael for his guidance, counsel and support as Chairman during which time we have built one of the fastest growing providers of pharmacy benefits management services and healthcare IT solutions in North America,” said Mr. Glenn. “At both the management and board levels, we remain excited with our opportunities to pursue both organic and acquisitive activities and we will continue to undertake the initiatives to increase awareness of our story in both our target customer verticals as well as in the capital markets.”

SXC also announces that Mr. Kevin Brown has resigned from the Board of Directors following the acquisition of his employer by a competitor of SXC’s. “We thank Kevin for his insight and contributions during his tenure on the Board and wish him well in his future endeavors,” added Mr. Glenn. “Our nominating committee will review possible replacements and make an appointment recommendation to the Board in due course.”

Nine-month 2006 Financial Review
Revenue for the nine-month period ended September 30, 2006 was $58.9 million, up 57% compared to the same period last year. Revenue of a recurring nature was $39.2 million, an increase of 54%. Transaction processing revenue was $28.2 million, up 82% compared to last year.

Gross profit margin for the nine-month period ended September 30, 2006 was 60% compared to 61% for the same period last year. Steady gross profit margins can be attributed to growth in all of the Company’s key business segments.

The total of SG&A and product development expenses for the nine-month period ended September 30, 2006 was $19.2 million, an increase of 24% compared to the same period last year. The 57% increase in revenue relative to the 24% increase in these expenses reflects the leverage inherent in the Company’s business model. Adjusted EBITDA1 for the nine-month period in 2006 was $16.4 million, or 28% of revenue, compared to $7.5 million, or 20% of revenue, for the prior year period.

Net income for the nine-month period ended September 30, 2006 was $10.2 million, or $0.54 per fully-diluted share, compared to $3.8 million, or $0.25 per fully-diluted share, for the same period last year. The increase in net income was due primarily to higher total revenue, an increase in higher margin transaction processing revenue and recognition of a future tax asset, partially offset by an increase in project costs, higher SG&A expenses and increased income tax expense in 2006.

Liquidity and Resources
As a result of the financing associated with its NASDAQ IPO in June 2006 and its ongoing cash generated from operations, SXC has a strong balance sheet from which to pursue its growth initiatives. At September 30, 2006, the company had a working capital position of $70.2 million, with cash and cash-equivalents of $61.4 million, compared with $37.3 million of working capital and $36.0 million of cash and cash-equivalents at December 31, 2005.

In the third quarter of 2006, SXC generated cash from operations of $2.1 million compared to $6.5 million generated in the third quarter last year. Two factors accounted for the differential between the year-over-year periods. First, in the third quarter 2006, cash generated from operations included a decrease in the benefit management payable of $1.8 million as a result of normal timing differences related to claims funding and network check runs. Second, in the third quarter 2005, approximately $2.7 million of cash generated from operations resulted from an advanced payment from a customer relating to the Company’s pharmacy benefit administrative (or “InformedRx”) program. Typically, these events occur during the quarter period and do not impact quarter-end cash balances. Excluding these events from the respective periods would have resulted in cash generated from operations in the third quarter of 2006 of $3.9 million and in the third quarter of 2005 of $3.8 million.

For the nine-month period ended September 30, 2006, SXC generated $8.4 million in cash from operations compared to $9.2 million generated in the same period last year. Excluding the factors discussed above, cash generated from operations for the nine month periods ended September 30, 2006 and 2005 would have been $10.2 million and $6.5 million, respectively.

2006 Financial Guidance
SXC has established the following financial goals for fiscal 2006:
•	Consolidated revenue of $75-78 million
•	Adjusted EBITDA of $19-21 million
•	Earnings per share (fully-diluted) of $0.69-0.72

In addition, for 2006, the Company expects to increase overall transaction processing levels by at least 96% to 290 million adjudicated and switched transactions.  Approximately 70 million of these transactions are expected to be the result of the Medicare Part D program.

1Adjusted EBITDA Reconciliation to Net Income
Adjusted EBITDA is a non-GAAP measure that management believes is a useful supplemental measure of operating performance prior to amortization, debt service and income tax. Investors are cautioned that Adjusted EBITDA should not be construed as an alternative to net income, determined in accordance with GAAP, as an indicator of the Company's performance or to cash flows from operations as a measure of liquidity and cash flows. Adjusted EBITDA does not have a standardized meaning prescribed by GAAP. The Company's method of calculating Adjusted EBITDA may differ from the methods used by other companies and, accordingly, it may not be comparable to similarly titled measures used by other companies. Reconciliation of Adjusted EBITDA to net income is shown below:

	For the three months ended		For the nine months ended
	30-Sept-06	30-Sept-05	30-Sept-06	30-Sept-05

Adjusted EBITDA	$6,030,412	$3,662,978	$16,363,903	$7,503,618

Amortization	(1,191,747)	(856,946)	(3,138,294)	(2,607,009)

Stock-based compensation	(471,110)	(226,791)	(1,384,843)	(594,995)
Gain on sale of asset	-	-	-	626,342
Lease termination	-	-	(757,815)	-

Other income (expense)	(9,254)	-	21,177	-

Interest income (expense), net	(158,629)	(338,753)	105,812	(1,063,937)

Income tax recovery (expense)	(1,656,055)	(30,507)	(975,246)	(92,017)

Income after taxes	$2,543,617	$2,209,981	$10,234,694	$3,772,002

Notice of Conference Call
SXC will host a conference call on November 2, 2006 at 8:30AM (ET) to discuss its third quarter financial results. Mr. Gordon S. Glenn, President and CEO, will host the call. To participate on the call, please dial 416-644-3425 or 1-800-814-4857. A replay of the call can be heard by dialling 416-640-1917 or 1-877-289-8525 and entering the reference code 21206350. The taped call is available until November 9, 2006.

A live audio webcast of the call will be available at www.sxc.com and www.newswire.ca. Webcast attendees are welcome to listen to the conference in real-time or on-demand at your convenience.

About Systems Xcellence
Systems Xcellence (SXC) is a leading provider of pharmacy benefits management (PBM) services and healthcare IT solutions to the healthcare benefits management industry. The Company's product offerings and solutions combine a wide range of software applications, application service provider (ASP) processing services and professional services, designed for many of the largest organizations in the pharmaceutical supply chain, such as Federal, provincial, and, state and local governments, pharmacy benefit managers, managed care organizations, retail pharmacy chains and other healthcare intermediaries. SXC is based in Lombard, Illinois with locations in; Scottsdale, Arizona; Warminster, Pennsylvania; Milton, Ontario and Victoria, British Columbia. For more information please visit www.sxc.com.

Forward-Looking Statements
Certain statements included herein, including those that express management's expectations or estimates of our future performance, constitute "forward-looking statements" within the meaning of applicable securities laws.  Forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable by management at this time, are inherently subject to significant business, economic and competitive uncertainties and contingencies.  We caution that such forward-looking statements involve known and unknown risks, uncertainties and other risks that may cause our actual financial results, performance, or achievements to be materially different from our estimated future results, performance or achievements expressed or implied by those forward-looking statements.  Numerous factors could cause actual results to differ materially from those in the forward-looking statements, including without limitation, our ability to achieve increased market acceptance for our product offerings and penetrate new markets; consolidation in the healthcare industry; the existence of undetected errors or similar problems in our software products; our ability to identify and complete acquisitions, manage our growth and integrate acquisitions; our ability to compete successfully; potential liability for the use of incorrect or incomplete data; the length of the sales cycle for our healthcare software solutions; interruption of our operations due to outside sources; our dependence on key customers; maintaining our intellectual property rights and litigation involving intellectual property rights; our ability to obtain, use or successfully integrate third-party licensed technology; compliance with existing laws, regulations and industry initiatives and future change in laws or regulations in the healthcare industry; breach of our security by third parties; our dependence on the expertise of our key personnel; our access to sufficient capital to fund our future requirements; and potential write-offs of goodwill or other intangible assets. This list is not exhaustive of the factors that may affect any of our forward-looking statements. Investors are cautioned not to put undue reliance on forward-looking statements. All subsequent written and oral forward-looking statements attributable to SXC or persons acting on our behalf are expressly qualified in their entirety by this notice. We disclaim any intent or obligation to update publicly these forward-looking statements, whether as a result of new information, future events or otherwise.  Risks and uncertainties about our business are more fully discussed in our Annual Information Form.

Certain of the assumptions made in preparing forward-looking information and management’s expectations include: maintenance of our existing customers and contracts, our ability to market our products successfully to anticipated customers, the impact of increasing competition, the growth of prescription drug utilization rates at predicted levels, the retention of our key personnel, our customers continuing to process transactions at historical levels, that our systems will not be interrupted for any significant period of time, that our products will perform free of major errors, our ability to obtain financing on acceptable terms and that there will be no significant changes in the regulation of our business.

For more information, please contact:
Jeff Park	Dave Mason	Susan Noonan	Judith Sylk-Siegel
Chief Financial Officer	Investor Relations	Investor Relations - U.S.	Media Contact
Systems Xcellence Inc.	The Equicom Group Inc.	The SAN Group, LLC	Rx Communications Group
Tel: (630) 559-3693	416-815-0700 ext. 237	(212) 966-3650	(917) 322-2164
investors@sxc.com	dmason@equicomgroup.com	susan@sanoonan.com	jsylksiegel@rxir.com

SYSTEMS XCELLENCE INC.
Consolidated Balance Sheets

	(unaudited)
	September 30, 2006	December 31, 2005
	(All amounts are in US dollars)
ASSETS

Current assets
Cash and cash equivalents	$61,442,382	$35,951,932
Accounts receivable, net of allowance for doubtful accounts of $581,998 (2005 - $319,566)	14,038,396	8,649,801
Unbilled revenue	2,329,945	1,001,971
Prepaid expenses	1,609,345	1,191,444
Inventory	247,578	437,674
Future tax asset	29,941	320,000
Total current assets	79,697,587	47,552,822

Capital assets	6,537,590	3,777,954

Deferred charges	-	787,686

Goodwill and other intangible assets	27,637,147	26,825,147

Future tax asset	2,410,000	360,000

Other assets	-	2,000,000

Total Assets	$116,282,324	$81,303,609

LIABILITIES AND SHAREHOLDERS' EQUITY

Current liabilities
Accounts payable	$1,101,529	$765,761
Accrued liabilities	5,262,476	4,833,151
Deferred revenue	3,128,885	3,131,031
Current portion of long-term debt	-	1,530,000
Total current liabilities	9,492,890	10,259,943

Long-term debt	-	11,572,858
Deferred lease inducement	757,815	-

Shareholders' equity
Capital stock	99,670,226	64,047,220
Contributed surplus	2,421,483	1,718,372
Retained earnings (deficit)	3,939,910	(6,294,784)
Total shareholders' equity	106,031,619	59,470,808

Total Liabilities and Shareholders' Equity	$116,282,324	$81,303,609

SYSTEMS XCELLENCE INC.
Consolidated Statements of Operations
(unaudited)

	Three months ended		Nine months ended
	September 30,		September 30,
	2006	2005	2006	2005
	(All amounts are in US dollars)

Revenue	$21,046,200	$14,730,213	$58,911,124	$37,512,083
Project costs	8,208,940	5,232,571	23,318,771	14,547,566
	12,837,260	9,497,642	35,592,353	22,964,517

Expenses:
Product development costs	2,277,937	2,318,782	6,447,325	6,775,757
Selling, general and administration	4,547,419	3,515,882	12,738,771	8,685,142
Amortization	1,191,747	856,946	3,138,294	2,607,009
Lease termination	-	-	757,815	-
Stock-based compensation	471,110	226,791	1,384,843	594,995
	8,488,213	6,918,401	24,467,048	18,662,903

Income before the undernoted	4,349,047	2,579,241	11,125,305	4,301,614

Interest income	(894,671)	(106,716)	(1,943,292)	(263,305)
Interest expense	1,053,300	445,469	1,837,480	1,327,242
Net interest expense (income)	158,629	338,753	(105,812)	1,063,937

Other expense (income)	(9,254)	-	21,177	(626,342)

Income before income taxes	4,199,672	2,240,488	11,209,940	3,864,019

Income tax expense (recovery) :
Current	937,851	30,507	2,735,187	92,017
Future	718,204	-	(1,759,941)	-
	1,656,055	30,507	975,246	92,017

Net income	$2,543,617	$2,209,981	$10,234,694	$3,772,002

Earnings per share:
Basic	$0.12	$0.15	$0.56	$0.26
Diluted	$0.12	$0.14	$0.54	$0.25

Weighted average number of shares used
in computing earnings per share:
Basic	20,351,311	14,600,460	18,139,263	14,592,094
Diluted	21,355,666	15,341,864	19,113,463	15,162,316

Consolidated Statements of Retained Earnings (Deficit)
(unaudited)

	Three months ended		Nine months ended
	September 30,		September 30,
	2006	2005	2006	2005

Retained earnings (deficit), beginning of period	$1,396,293	$(12,454,899)	$(6,294,784)	$(14,016,920)
Net income	2,543,617	2,209,981	10,234,694	3,772,002
Retained earnings (Deficit), end of period	$3,939,910	$(10,244,918)	$3,939,910	$(10,244,918)

SYSTEMS XCELLENCE INC.
Consolidated Statements of Cash Flows
(unaudited)

	Three months ended September 30,		Nine months ended September 30,
	2006	2005	2006	2005
	(All amounts are in US dollars)

Cash flow from operations:
Net income	$2,543,617	$2,209,981	$10,234,694	$3,772,002
Items not involving cash, net of effects from acquisition:
Gain on sale of asset	-	-	-	(626,342)
Amortization of capital assets	795,747	419,934	1,950,294	1,296,321
Amortization of intangible assets	396,000	390,000	1,188,000	1,170,000
Amortization of deferred charges	693,712	47,012	787,735	140,689
Stock-based compensation	471,110	226,791	1,384,843	594,995
Future tax asset	718,204	-	(1,759,941)	-
Increase in deferred lease inducements	-	-	757,815	-
Changes in non-cash operating working capital	(3,510,458)	3,177,781	(6,181,427)	2,892,076
Net cash provided by operations	2,107,932	6,471,499	8,362,013	9,239,741

Cash flow from financing activities:
Proceeds from exercise of share-purchase options	56,389	37,531	207,967	50,064
Proceeds from public offering	-	-	36,064,000	-
Costs paid related to public offering	(262,048)	-	(1,330,742)	-
Financing costs related to long-term liabilities	-	-	-	50,000
Change in long-term liabilities	(12,449,048)	13,095	(13,102,858)	(753,956)
Net cash provided by (used in) financing activities	(12,654,707)	50,626	21,838,367	(653,892)

Cash flow from investing activities:
Acquisition of HBS	-	(8,512)	-	(20,461,112)
Acquisition of rebates services line-of-business	-	(200,000)	-	(200,000)
Contingent consideration placed in escrow	-	-	-	(2,000,000)
Purchase of capital assets	(1,385,873)	(296,696)	(4,709,930)	(1,616,710)
Proceeds from disposal of capital assets	-	-	-	2,342,695
Net cash used in investing activities	(1,385,873)	(505,208)	(4,709,930)	(21,935,127)

(Decrease) increase in cash and cash equivalents	(11,932,648)	6,016,917	25,490,450	(13,349,278)

Cash and cash equivalents, beginning of period	73,375,030	10,270,448	35,951,932	29,636,643

Cash and cash equivalents, end of period	$61,442,382	$16,287,365	$61,442,382	$16,287,365